SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

02050725

9E
8-1-02

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

SEC MAIL RECEIVED
AUG 9 2002
WASH. D.C. 154 SECTION

For the month of August, 2002

INTIER AUTOMOTIVE INC.
(Exact name of Registrant as specified in its Charter)

521 Newpark Boulevard, Newmarket, Ontario, Canada L3Y 4X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F XX Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
P AUG 1 2 2002
THOMSON FINANCIAL

INTIER AUTOMOTIVE INC. (Registrant)

By: [signature]
Bruce R. Cluney
Secretary

Date: August 6, 2002

6KFiling15intier.wpd

EXHIBITS

Exhibit 1	Press release issued August 6, 2002 in which the Registrant announced its unaudited comparative consolidated financial statements for its second quarter ended June 30, 2002.

INTIER Automotive

PRESS RELEASE

INTIER ANNOUNCES 2002 SECOND QUARTER AND YEAR TO DATE RESULTS

Tuesday, August 6, 2002, Newmarket, Ontario, Canada....Intier Automotive Inc. (TSE: IAI.A; NASDAQ: IAIA) today reported financial results for the second quarter and six month period ended June 30, 2002. Diluted earnings per share for the second quarter ended June 30, 2002 improved to $0.46 as compared to pro forma diluted earnings per share of $0.40 for the second quarter ended June 30, 2001.

All results are reported in millions of U.S. dollars, except earnings per share figures, in accordance with Canadian Generally Accepted Accounting Principles.

	THREE MONTH PERIODS ENDED JUNE 30 (Unaudited)		SIX MONTH PERIODS ENDED JUNE 30 (Unaudited)	
	2002	2001	2002	2001
Sales	**$996.4**	$ 851.1	**$1,875.3**	$ 1,672.9
Operating income	**$ 51.3**	$ 40.8	**$ 79.8**	$ 64.1
Net income	**$ 26.4**	$ 18.4	**$ 39.4**	$ 25.2
Diluted earnings per share (1)	**$ 0.46**	$ -	**$ 0.71**	$ -
Pro forma diluted earnings per share (2)	**$ -**	$ 0.40	**$ -**	$ 0.57

(1) The reorganization and new capital structure of the Company was established at the beginning of August 2001. Historical earnings per share have not been presented since they are not comparable or meaningful. For more information see note 8 to the Second Quarter Consolidated Financial Statements attached.

(2) Pro forma diluted earnings per share have been presented to give effect to the reorganization and new capital structure of the Company established at the beginning of August 2001. For more information see note 9 to the Second Quarter Consolidated Financial Statements attached.

Sales increased 17% to $996.4 million for the three month period ended June 30, 2002 compared to $851.1 million for the three month period ended June 30, 2001. North American production sales grew 13% to $612.6 million in the second quarter of 2002 compared to $543.6 million in the second quarter of 2001. This increase was achieved at a time when North American light vehicle production volumes increased approximately 7% to 4.6 million units for the three month period ended June 30, 2002 as compared to 4.3 million units for the three month period ended June 30, 2001. North American average content per vehicle increased 5% to $134 for the second quarter of 2002 compared to $128 for the second quarter of 2001 primarily due to the launch of a number of new programs during the first quarter of 2002 including the Company's door cassette modules for the Ford Expedition/Lincoln Navigator, and products launched in late 2001 including the Company's overhead system, seat tracks and window regulators supplied for the Dodge Ram Pickup, the complete seats and overhead system for the Saturn VUE and the cockpit module, door panels and overhead system for the Cadillac CTS.

Western European production sales were $302.4 million for the second quarter of 2002 compared to $233.2 million for the second quarter of 2001. Western European average content per vehicle increased 37% to $71 for the second quarter of 2002 compared to $52 for the second quarter of 2001. The increase in average content per vehicle was primarily due to new product launches in 2001 and 2002. During the second half of 2001 two significant programs started production including, the cockpit module, door panels and other interior components for the MINI Cooper, and the complete interior, excluding the overhead system and instrument panel, for the Mercedes Vaneo. New products launched in the first quarter of 2002 include the door cassette modules for the Ford Fiesta/Ka and the instrument panel for the Opel Epsilon platform. Western European vehicle production volumes declined by approximately 4% to 4.3 million units for the three month period ended June 30, 2002 as compared to 4.5 million units for the three month period ended June 30, 2001.

Consolidated tooling and engineering sales for the three month period ended June 30, 2002 increased by 10% to $81.4 million from $74.3 million for the three month period ended June 30, 2001.

Operating income for the three month period ended June 30, 2002 increased 26% to $51.3 million compared to $40.8 million for the comparable period of the prior year. The increase in operating income was primarily attributable to higher sales and gross margin, operational improvements at specific underperforming divisions and lower amortization expense offset by continued startup costs associated with a number of launches in the Company's Closures business in Europe. Lower amortization expense is due to the Company changing its accounting policy for goodwill to comply with the Canadian Institute of Chartered Accountants new recommendations under Handbook Section 3062 "Goodwill and Other Intangible Assets" (CICA 3062).

CICA 3062 requires the Company to review goodwill impairment based upon new measurement criteria. As a result of this review, the Company has reduced goodwill by $35.7 million relating to reporting units in the Interiors Europe, Closures Europe and Interiors North America reporting segments in the second quarter of 2002. As required by CICA 3062, this reduction of goodwill was charged against the Company's opening retained earnings for 2002 and does not impact the Company's earnings per share as reported under Canadian Generally Accepted Accounting Principles for 2002.

Diluted earnings per share was $0.46 for the three month period ended June 30, 2002, an increase of 15% compared to a pro forma diluted earnings per share of $0.40 for the three month period ended June 30, 2001.

During the second quarter of 2002, cash generated from operations before changes in working capital was $58.6 million. Total investment activities during the second quarter of 2002 were $27.9 million.

Commenting on the second quarter, Don Walker, the Company's President and Chief Executive Officer, stated "We are pleased with the progress Intier has made since our initial public offering. We have successfully launched many new products, built a strong management team and are bringing many new innovations to our customers."

At its meeting today, Intier Automotive's Board of Directors declared a dividend in respect of the second quarter of 2002 of US$0.05 per share on the Class A Subordinate Voting and Class B Shares payable on or after September 16, 2002 to shareholders of record on August 30, 2002. The Board also declared a dividend of US$2,812,500 on the outstanding Convertible Series 1 and 2 Preferred Shares payable on or after September 30, 2002 to holders of the Convertible Series Preferred Shares of record on August 30, 2002.

2002 OUTLOOK

For the full year, North American light vehicle production volumes are expected to increase by approximately 5% to 16.3 million units. Western Europe production volumes are expected to decline by approximately 2% to 16.2 million units. Based on these volume estimates, product mix assumptions and tooling and engineering sales estimates, 2002 total sales are now expected to be between $3.7 billion and $3.8 billion. The third quarter 2002 sales are expected to be in the range of $900 million to $950 million, compared to third quarter 2001 sales of $729 million.

Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world with approximately 20,000 employees at 64 manufacturing facilities, and 19 product development, engineering and testing centers in North America, Europe, Brazil, Japan and China.

Intier will hold a conference call to discuss the second quarter results and other developments on Wednesday, August 7, at 9:00 a.m. EST (Toronto Time). The number to use for this call is 1-800-840-6216. Overseas callers should use 212-346-6468. Please call in 10 minutes prior to the conference call. For anyone unable to listen to the scheduled call, the rebroadcast number will be 1-800-558-5253 (reservation number is 20738198) and will be available until Wednesday, August 14, 2002. The conference call will be chaired by Don Walker, President and Chief Executive Officer and Michael McCarthy, Executive Vice-President and Chief Financial Officer.

For further information please contact Michael McCarthy, Executive Vice-President and Chief Financial Officer of Intier at (905) 830-5824. For teleconferencing questions, please call Karen Lesey at Intier at (905) 898-5200 Ext. 7042.

This press release may contain forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause actual future results and performance of Intier Automotive Inc. (the "Company") to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality, including reductions or increases in production volumes; trade and labour disruption; pricing concessions and cost absorptions; product warranty, recall and product liability costs; the Company's financial performance; changes in the economic and competitive markets in which the Company competes; relationships with OEM customers; customer price pressures; the Company's dependence on certain vehicle programs; currency exposure; energy prices; and certain other risks, assumptions and uncertainties disclosed in the Company's public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

INTIER AUTOMOTIVE INC.
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	As at June 30, 2002	As at December 31, 2001
	(unaudited)	(audited)
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 221.2**	$ 77.1
Accounts receivable	**560.8**	574.3
Inventories	**279.9**	240.9
Prepaid expenses and other	**22.8**	23.6
	1,084.7	915.9
Fixed assets, net	**457.9**	424.0
Goodwill, net (notes 2 and 6)	**102.2**	132.5
Future tax assets	**92.0**	96.0
Other assets	**10.2**	11.0
	$ 1,747.0	$ 1,579.4
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	**$ 56.5**	$ 46.0
Accounts payable	**612.4**	527.6
Accrued salaries and wages	**66.1**	53.7
Other accrued liabilities	**68.7**	49.6
Income taxes payable	**1.9**	1.8
Long-term debt due within one year	**7.0**	6.8
	812.6	685.5
Long-term debt	**32.9**	30.6
Other long-term liabilities	**25.7**	22.1
Convertible Series Preferred Shares (note 5)	**200.3**	194.6
Future tax liabilities	**40.3**	35.0
Minority interest	**1.5**	1.7
Shareholders' equity:		
Convertible Series Preferred Shares (note 5)	**26.5**	31.4
Class A Subordinate Voting Shares (note 5)	**71.7**	71.7
Class B Shares (note 5)	**495.8**	495.8
Retained earnings	**14.0**	15.9
Currency translation adjustment	**25.7**	(4.9)
	633.7	609.9
	$ 1,747.0	$ 1,579.4

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF INCOME, RETAINED EARNINGS AND MAGNA'S NET INVESTMENT

(U.S. dollars in millions, except per share figures and number of shares)

	Three month periods ended June 30,		Six month periods ended June 30,	
	2002	2001	**2002**	2001
	(unaudited)		(unaudited)	
Sales	**$ 996.4**	$ 851.1	**$1,875.3**	$ 1,672.9
Cost of goods sold	**857.8**	730.1	**1,629.2**	1,455.3
Depreciation and amortization (notes 2 and 6)	**20.9**	21.4	**41.6**	43.5
Selling, general and administrative (note 11)	**50.8**	45.6	**95.6**	84.3
Affiliation and social fees (note 11)	**15.6**	13.2	**29.1**	25.7
Operating income	**51.3**	40.8	**79.8**	64.1
Interest expense, net	**0.3**	6.8	**0.6**	14.4
Amortization of discount on Convertible Series Preferred Shares	**2.9**	-	**5.7**	-
Equity loss	**0.1**	-	**-**	0.4
Income before income taxes and minority interest	**48.0**	34.0	**73.5**	49.3
Income taxes	**21.9**	15.5	**34.5**	24.1
Minority interest	**(0.3)**	0.1	**(0.4)**	-
Net income	**$ 26.4**	$ 18.4	**$ 39.4**	$ 25.2
Financing charge on Convertible Series Preferred Shares	**0.3**	-	**0.8**	-
Net income attributable to Class A Subordinate Voting and Class B Shares	**26.1**	18.4	**38.6**	25.2
Retained earnings and Magna's net investment, beginning of period	**26.0**	844.9	**15.9**	850.2
Adjustment for change in accounting policy for goodwill (notes 2 and 6)	**(35.7)**	-	**(35.7)**	-
Net distribution to Magna	**-**	(31.3)	**-**	(31.1)
Dividends on Class A Subordinate Voting and Class B Shares	**(2.4)**	-	**(4.8)**	-
Change in currency translation adjustment	**-**	6.5	**-**	(5.8)
Retained earnings and Magna's net investment, end of period	**$ 14.0**	$ 838.5	**$ 14.0**	$ 838.5
Earnings per Class A Subordinate Voting or Class B Share (note 8)				
Basic	**$ 0.54**	-	**$ 0.80**	-
Diluted	**$ 0.46**	-	**$ 0.71**	-
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 8)				
Basic	**48.2**	-	**48.2**	-
Diluted	**63.9**	-	**63.8**	-
Pro forma earnings per Class A Subordinate Voting or Class B Share (note 9)				
Basic	-	$ 0.46	-	$ 0.63
Diluted	-	$ 0.40	-	$ 0.57
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 9)				
Basic	-	42.8	-	42.8
Diluted	-	57.7	-	57.7

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in millions)

	Three month periods ended June 30,		Six month periods ended June 30,	
	2002	2001	**2002**	2001
	(unaudited)		(unaudited)	
Cash provided from (used for):				
OPERATING ACTIVITIES				
Net income	**$ 26.4**	$ 18.4	**$ 39.4**	$ 25.2
Items not involving current cash flows	**32.2**	21.3	**61.0**	41.7
	58.6	39.7	**100.4**	66.9
Change in non-cash working capital	**86.3**	(75.9)	**88.8**	(0.4)
	144.9	(36.2)	**189.2**	66.5
INVESTMENT ACTIVITIES				
Fixed asset additions	**(28.3)**	(14.3)	**(52.8)**	(37.6)
Increase in investments and other assets	**(0.4)**	(0.9)	**(0.7)**	(1.0)
Proceeds from disposition of fixed assets	**0.8**	1.3	**2.5**	1.8
	(27.9)	(13.9)	**(51.0)**	(36.8)
FINANCING ACTIVITIES				
Increase in bank indebtedness	**15.9**	8.2	**7.5**	2.0
(Repayments) issues of long-term debt	**(0.6)**	(0.9)	**0.4**	(6.1)
Net distribution to Magna	**-**	(24.6)	**-**	(5.3)
Dividends on Class A Subordinate Voting and Class B Shares	**(2.4)**	-	**(4.8)**	-
Dividends on Convertible Series Preferred Shares	**-**	-	**(2.8)**	-
	12.9	(17.3)	**0.3**	(9.4)
Effect of exchange rate changes on cash and cash equivalents	**6.2**	(0.6)	**5.6**	(2.3)
Net increase (decrease) in cash and cash equivalents during the period	**136.1**	(68.0)	**144.1**	18.0
Cash and cash equivalents, beginning of period	**85.1**	137.6	**77.1**	51.6
Cash and cash equivalents, end of period	**$ 221.2**	$ 69.6	**$ 221.2**	$ 69.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares)

(All amounts as at June 30, 2002 and for the three month and six month periods ended June 30, 2002 and 2001 are unaudited).

1. BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2001 audited Consolidated Financial Statements included in the Company's 2001 Annual Report, except as described in Note 2.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2001 audited consolidated financial statements as included in the Company's 2001 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments which consist only of normal and recurring adjustments, except as described in note 2, necessary to present fairly the financial position of the Company at June 30, 2002 and the results of operations and cash flows for the three month and six month periods ended June 30, 2002 and 2001.

2. ACCOUNTING CHANGES

Goodwill

In August 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3062 "Goodwill and Other Intangible Assets" (CICA 3062). CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period (see note 6).

Stock-Based Compensation

In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" (CICA 3870). CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. However, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the three and six month periods ended June 30, 2002 (see note 7).

3. CYCLICALITY

Substantially all revenue is derived from sales to North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

4. USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

5. CAPITAL STOCK

Class and Series of Outstanding Securities

The Company's share structure has remained consistent with that in place as at December 31, 2001. For details concerning the nature of the Company's securities, please refer to Note 11 "Capital Stock" in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report.

The following table summarizes the outstanding share capital of the Company:

	Authorized	**Issued**
Convertible Series Preferred Shares (Convertible into Class A Subordinate Voting Shares)	2,250,000	2,250,000
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares [i]	Unlimited	5,476,191
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	42,751,938

Note:

[i] On July 31, 2001, the Company filed a final prospectus with the securities regulatory authorities in Canada and the United States for a public offering of Class A Subordinate Voting Shares. The offering was completed in August, 2001. The details of the proceeds from the public offering of Class A Subordinate Voting Shares are as follows:

Total proceeds on 5,476,191 shares	$	74.8
Expenses of the issue, net of taxes		(3.1)
Net proceeds	$	71.7

Options and Convertible Securities

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at June 30, 2002 were exercised or converted:

	Number of Shares
Class A Subordinate Voting Shares outstanding as at June 30, 2002	5,476,191
Class B Shares outstanding as at June 30, 2002	42,751,938
Options to purchase Class A Subordinate Voting Shares	2,595,000
Convertible Series Preferred Shares, convertible at $15.09 per share	14,910,537
	65,733,666

The maximum number of shares reserved to be issued for stock options is 6,000,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at June 30, 2002 is 3,405,000.

6. GOODWILL

In accordance with the new recommendations of the CICA, the Company completed a goodwill impairment test as at January 1, 2002, the adoption date under CICA 3062, and determined that unamortized goodwill of $27.6 million, $5.6 million and $2.5 million relating to reporting units in the Interiors Europe, Closures Europe, and Interiors North America reporting segments, respectively were impaired under the new rules. The impairment loss net of a nil tax recovery, has been recorded as a change in accounting policy by a charge to opening retained earnings as of January 1, 2002. Currency translation accumulated on these impairment amounts since January 1, 2002 has been reversed from the currency translation adjustment account.

Prior to the adoption of CICA 3062 coming into effect, goodwill impairment under Canadian GAAP was assessed based on estimated future undiscounted cash flows for the business to which the goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of the reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. As recommended by the CICA 3062 accounting standard, discounted future cash flows were used to determine the fair value of the reporting unit. Under CICA 3062, after adoption of new recommendations, goodwill must be assessed for impairment on an annual basis, and any writedown would be charged against earnings.

In addition, in accordance with the new recommendations of the CICA, the Company no longer records amortization expense for goodwill. On an adjusted basis, the Company's net income for the three and six month periods ended June 30, 2001 would have been as follows if it was applied retroactively:

	Three month period ended June 30, 2001	Six month period ended June 30, 2001
Net income as reported	$ 18.4	$ 25.2
Goodwill amortization, net of taxes	$ 2.1	$ 3.7
Adjusted net income	$ 20.5	$ 28.9

7. STOCK BASED COMPENSATION

The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is now required to disclose compensation expense for fixed stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed by the CICA.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	4.74%
Expected dividend yield	1.20%
Expected volatility	26%
Expected time until exercise	5 years

The Black-Scholes options valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

On a pro forma basis, the net income and basic and diluted earnings per Class A Subordinate Voting and Class B Share for the three month period ending June 30, 2002 would have been $26.4 million, $0.54 and $0.46, respectively and for the six month period ending June 30, 2002 would have been $39.3 million, $0.80 and $0.71, respectively.

The weighted average fair value of the 10,000 options granted during the three month period ended June 30, 2002 was $5.34 per option, and the weighted average fair value of the 70,000 options granted during the six month period ended June 30, 2002 was $4.62 per option.

8. EARNINGS PER SHARE FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2002

The reorganization and new capital structure of the Company as described under "Principles of Consolidation in Significant Accounting Policies" in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report was established at the beginning of August, 2001. Historical earnings per share have not been presented since they are not comparable or meaningful. (See note 9 for pro forma earnings per share for the three and six month periods ended June 30, 2001).

The following table summarizes the calculation of earnings per share for the three and six month periods ended June 30, 2002.

	Three month period ended June 30, 2002	Six month period ended June 30, 2002
Basic earnings per Class A Subordinate Voting or Class B Share:		
Net income attributable to Class A Subordinate Voting and Class B Shares	$ 26.1	$ 38.6
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.2	48.2
Basic earnings per Class A Subordinate Voting or Class B Share	$ 0.54	$ 0.80
Diluted earnings per Class A Subordinate Voting or Class B Share:		
Net income attributable to Class A Subordinate Voting and Class B Shares	$ 26.1	$ 38.6
Adjustments (net of related tax effects):		
Amortization of discount on Convertible Series Preferred Shares	2.9	5.7
Financing charge on Convertible Series Preferred Shares	0.3	0.8
	$ 29.3	$ 45.1
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.2	48.2
Convertible Series Preferred Shares	14.9	14.9
Stock options	0.8	0.7
	63.9	63.8
Diluted earnings per Class A Subordinate Voting or Class B Share	$ 0.46	$ 0.71

9. PRO FORMA EARNINGS PER SHARE FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2001

The following pro forma adjustments have been made to arrive at pro forma earnings per share for the three and six month periods ended June 30, 2001:

- Adjustments to reflect the Company's new capital structure described under Principles of Consolidation in Significant Accounting Policies in the 2001 audited consolidated financial statements included in the Company's 2001 Annual Report.
- The Company's President and Chief Executive Officer's cash compensation arrangements; and
- The tax effect of the foregoing adjustments, where applicable, using an assumed income tax rate of approximately 40%.

Basic and diluted pro forma earnings per Class A Subordinate Voting or Class B Share is based on the assumption that 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares were issued and outstanding for the entire periods presented.

The following table summarizes the calculation of pro forma earnings per share for the three and six month periods ended June 30, 2001:

	Three month period ended June 30, 2001	Six month period ended June 30, 2001
Pro forma basic earnings per Class A Subordinate Voting or Class B Share:		
Net income attributable to Class A Subordinate Voting and Class B Shares	$ 18.4	$ 25.2
Pro forma adjustments (net of tax effects):		
Amortization of discount on Convertible Series Preferred Shares	(2.7)	(5.3)
Interest on debt due to Magna	4.5	8.5
Corporate charges	-	(0.6)
Financing charge on Convertible Series Preferred Shares	(0.4)	(0.7)
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$ 19.8	$ 27.1
Average number of Class A Subordinate Voting or Class B Shares outstanding during the period (in millions)	42.8	42.8
Pro forma basic earnings per Class A Subordinate Voting or Class B Share	$ 0.46	$ 0.63
Pro forma diluted earnings per Class A Subordinate Voting or Class B Share:		
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$ 19.8	$ 27.1
Pro forma adjustments (net of related tax effects):		
Amortization of discount on Convertible Series Preferred Shares	2.7	5.3
Financing charge on Convertible Series Preferred Shares	0.4	0.7
	$ 22.9	$ 33.1
Average number of Class A Subordinate Voting and Class B shares outstanding during the period	42.8	42.8
Convertible Series Preferred Shares	14.9	14.9
	57.7	57.7
Pro forma diluted earnings per Class A Subordinate Voting or Class B Share	$ 0.40	$ 0.57

10. SEGMENTED INFORMATION

The Company's segmented results of operations are as follows:

	Three month period ended June 30, 2002			Three month period ended June 30, 2001		
	Total sales	Operating income (loss) (i)	Fixed assets, net	Total sales	Operating income (loss) (i)	Fixed assets, net
Interior Systems						
North America	$ 474.7	$ 36.9	$ 205.6	$ 415.1	$ 35.6	$ 198.2
Europe	301.3	4.5	163.0	239.9	(1.8)	137.5
Closure Systems						
North America	180.8	15.2	39.0	166.1	11.3	35.3
Europe	39.9	(4.4)	50.2	31.5	0.8	38.7
Corporate, other and intersegment eliminations	(0.3)	(0.9)	0.1	(1.5)	(5.1)	-
Total reportable segments	$ 996.4	$ 51.3	457.9	$ 851.1	$ 40.8	409.7
Current assets			1,084.7			876.9
Goodwill, future tax and other assets			204.4			251.4
Consolidated total assets			$ 1,747.0			$ 1,538.0

(i) Effective January 1, 2002, the Company has changed its measure of segment profitability from income (loss) before income taxes to operating income (loss).

	Six month period ended June 30, 2002			Six month period ended June 30, 2001		
	Total sales	Operating income (loss) (i)	Fixed assets, net	Total sales	Operating income (loss) (i)	Fixed assets, net
Interior Systems						
North America	$ 898.6	$ 60.4	$ 205.6	$ 824.2	$ 50.9	$ 198.2
Europe	565.9	5.0	163.0	454.4	(3.8)	137.5
Closure Systems						
North America	336.6	26.1	39.0	324.1	21.9	35.3
Europe	74.9	(8.4)	50.2	71.8	0.4	38.7
Corporate, other and intersegment eliminations	(0.7)	(3.3)	0.1	(1.6)	(5.3)	-
Total reportable segments	$ 1,875.3	$ 79.8	457.9	$ 1,672.9	$ 64.1	409.7
Current assets			1,084.7			876.9
Goodwill, future tax and other assets			204.4			251.4
Consolidated total assets			$ 1,747.0			$ 1,538.0

(i) Effective January 1, 2002, the Company has changed its measure of segment profitability from income (loss) before income taxes to operating income (loss).

11. COMPARATIVE FIGURES

In addition to the affiliation and social fees payable to Magna, the Company also pays Magna a contracted amount for certain management and administrative services. Commencing January 1, 2002, the Company began reporting amounts paid to Magna for management and administrative services in selling, general and administrative expenses ("SG&A"). Affiliation and social fees continue to be shown separately in the consolidated statements of income. All comparative period amounts have been reclassified to conform with the current period's presentation. The cost of management and administrative services provided by Magna and included in SG&A totalled $1.3 million and $2.4 million for the three and six month periods ended June 30, 2002, respectively, and $2.9 million and $4.6 million, for the three and six month periods ended June 30, 2001, respectively.